UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

Twin Vee PowerCats Co.

 (Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90177C101

(CUSIP Number)

 Joseph C. Visconti

c/o Twin Vee PowerCats Co.

 3101 S. US-1

 Ft. Pierce, Florida 34982

 (772) 429-2525

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

Leslie Marlow

Blank Rome LLP

 1271 Avenue of the Americas

 New York, New York 10020

 (212) 885-5000

December 31, 2022

 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90177C101	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Joseph C. Visconti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWN BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,506,437 shares of Common Stock
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 2,506,437 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,506,437 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.84%(1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 9,519,705 shares of Common Stock issued and outstanding as of December 31, 2022 and 178,285 shares of Common Stock issuable upon options that will vest and be exercisable within 60 days of December 31, 2022.

CUSIP No. 90177C101	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer: Twin Vee PowerCats Co.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 3101 S. US-1 Ft. Pierce, Florida 34982

Item 2(a)	Name of Person Filing: This statement is being filed solely by Joseph C. Visconti (sometimes referred to as the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address for the principal business office of Joseph C. Visconti is: c/o Twin Vee PowerCats, Inc. 3101 S. US-1 Ft. Pierce, Florida 34982

Item 2(c)	Citizenship: Joseph C. Visconti is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.: 90177C101

 Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a) (6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 90177C101	SCHEDULE 13G	Page 4 of 6 Pages

(i)       ☐        A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)      ☐        Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

Item 4. Ownership

The following information is provided as of December 31, 2022:

Prior to the merger (the “merger”) of Twin Vee Powercats, Inc. with and into Twin Vee PowerCats Co., effective November 29, 2022, Twin Vee Powercats, Inc. was the beneficial owner of, and had shared voting and dispositive power with respect to, 4,000,000 shares of Common Stock owned of record by it. Twin Vee PowerCats, Inc. had shared voting and dispositive power over certain of these 4,000,000 shares with Joseph C. Visconti, the Chairman of the Board of Directors and Chief Executive Officer of Twin Vee PowerCats Co. Upon the effectiveness of the merger, Twin Vee Powercats, Inc. ceased to exist and Mr. Visconti was issued 2,328,152 shares of Common Stock of Twin Vee PowerCats Co. due to his 58.25% ownership of the outstanding common stock of Twin Vee Powercats, Inc.

Mr. Visconti was issued an option to purchase 272,000 shares of Common Stock upon consummation of the Company’s initial public offering in July 2021, of which 143,563 shares of Common Stock will vest and be exercisable within 60 days of December 31, 2022 and are included in the number of shares of Common Stock beneficially owned by Mr. Visconti. In addition, on October 20, 2022, Mr. Visconti was issued an option to purchase 250,000 shares of Common Stock, of which 34,722 shares of Common Stock will vest and be exercisable within 60 days of December 31, 2022 and are included in the number of shares of Common Stock beneficially owned by Mr. Visconti.

The following sets forth in tabular format the share ownership of the Reporting Person:

(a)	Amount beneficially owned:

Mr. Visconti is the beneficial owner of 2,506,437 shares of Common Stock.

(b)	Percent of class:

25.84% for Mr. Visconti

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

2,506,437 shares for Mr. Visconti.

	(ii)	shared power to vote or to direct the vote:

0 shares for Mr. Visconti.

	(iii)	sole power to dispose or to direct the disposition of:

2,506,437 shares for Mr. Visconti.

	(iv)	shared power to dispose or to direct the disposition of:
0 shares for Mr. Visconti.

CUSIP No. 90177C101	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

[signature page follows]

CUSIP No. 90177C101	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joseph C. Visconti
Joseph C. Visconti

Date: February 10, 2023